Stolt Offshore S.A.                                            [Graphic omitted]

NEWS RELEASE


               Stolt Offshore S.A. Announces Agreement on the Sale
                 of Certain Assets to Cal Dive for $123 million

London, England - November 2, 2005 - Stolt Offshore S.A. (NASDAQ NM: SOSA; Oslo Stock Exchange: STO), has today announced the signing of an unconditional agreement for the sale of the Inspection, Maintenance and Repair (IMR) and Conventional assets, that form part of its North America and Mexico (NAMEX) business, to Cal Dive International, Inc. (NASDAQ NM CDIS) for $123 million in cash.

The parties have agreed a sequenced closing for the sale of these assets to suit the completion of the Trinidad pipelay campaign conducted by Stolt Offshore without the need for chartering some of them back. The first part of this sale includes the seven ships(1) that work in the IMR segment and the shore support bases at the Port of Iberia and at Fourchon in Louisiana. This part of the transaction closed on November 1, 2005 at a sale price of $42.5 million, with an associated gain on the sale after tax of $24.7 million.

The sale of pipelay barge DLB 801 and the Seaway Kestrel, a diving support and reel pipelay ship, will close on separate dates as each of these assets complete their respective work programmes on the Trinidad pipelay campaign, which is expected to be in the first quarter of 2006. The total sale price for these assets is $80.4 million, with an associated gain on the sale after tax of $28.9 million.

Tom Ehret, Chief Executive Officer said "We are very pleased that agreement on the sale of these assets to Cal Dive is concluded. Our project management and engineering team in Houston will now be reinforced to concentrate on growing our position in the SURF market, both in the Gulf of Mexico and internationally. It also strengthens our balance sheet ahead of our plans to develop our own asset base."

(1) IMR ships being sold are: Seaway Defender, American Constitution, American Star, American Triumph, American Victory, American Diver and American Liberty.

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Stolt Offshore is a leading offshore contractor to the oil and gas industry, specialising in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas
********************************************************************************

Forward-Looking Statements: Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek", and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.


Contacts:
Deborah Keedy/Julian Thomson                   Patrick Handley (UK) / Ellen Gonda (US)
Stolt Offshore S.A.                            Brunswick Group
UK +44 1932 773767 or +44 1932 773764          UK +44 207 404 5959
US  +1 877 603 0267 (toll free)                US +1 212 333 3810
deborah.keedy@stoltoffshore.com                phandley@brunswickgroup.com
julian.thomson@stoltoffshore.com               egonda@brunswickgroup.com

                      Registered Office: 26, rue Louvigny,
       L-1946 Luxembourg, Societe Anonyme Holding, R.C. Luxembourg B 43172
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